SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

AMENDMENT NO. 2

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES ACT OF 1934

VIADOR INC.

(NAME OF ISSUER)

VIADOR INC.

MASBC, INC.

MASBC ACQUISITION CORPORATION

HEUNGYEUNG YEUNG

SUMA VENTURES, LLC

SANDY CHAU

HANLEY HOEY

ZIHAN WANG

STAN X. WANG

JUN SONG

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE AND CLASS OF SECURITIES)

925 53R 108

(CUSIP NUMBER OF CLASS OF SECURITIES)

STAN X. WANG

PRESIDENT AND CHIEF EXECUTIVE OFFICER

VIADOR INC.

977 BENECIA AVENUE

SUNNYVALE, CALIFORNIA 94085

(408) 735-5956

(NAME, ADDRESS AND TELEPHONE NUMBER OF

PERSON AUTHORIZED TO RECEIVE NOTICES AND

COMMUNICATIONS ON BEHALF OF THE

PERSON(S) FILING STATEMENT)

COPIES TO: CURTIS L. MO BROBECK, PHLEGER & HARRISON LLP 2000 UNIVERSITY AVENUE EAST PALO ALTO, CALIFORNIA 94303 (650) 331-4100

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$2,522,042	$232

*	The filing fee was determined based upon the product of 33,627,227 shares of common stock and the merger consideration of $0.075 per share. In accordance with section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by calculating a fee of $92 per $1,000,000 of the amount calculated pursuant to the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:	$233	Filing Party:	Viador Inc.

Form or Registration No.:	Schedule 14A	Filing Date:	February 5, 2003

SCHEDULE 13E-3

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and relates to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 19, 2002 among Viador Inc. (“Viador”), MASBC, Inc. (“MASBC”) and MASBC Acquisition Corporation, a wholly owned subsidiary of MASBC (“Merger Sub”). The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on October 30, 2002. Pursuant to the Merger Agreement, Merger Sub will merge with and into Viador, with Viador being the surviving corporation (the “Merger”). This Schedule 13E-3 is being jointly filed by and on behalf of MASBC, Merger Sub, Viador, Suma Ventures, LLC (“Suma Ventures”), Heungyeung Yeung (“Mr. Yeung”), Sandy Chau (“Mr. Chau”), Hanley Hoey (“Mr. Hoey”), Zihan Wang (“Mr. Zihan Wang”), Stan X. Wang (“Mr. Stan Wang”) and Jun Song (“Mr. Song”). Suma Ventures owns all of MASBC’s common stock. Mr. Yeung has committed to purchase 28,933,451 shares of MASBC’s common stock before the Merger is completed and will then own 51% of MASBC’s common stock. With Mr. Yeung’s committed sale of Viador common stock to MASBC, MASBC may be deemed to beneficially own the Viador common stock owned by Mr. Yeung, although it disclaims beneficial ownership of these shares, and Mr. Yeung may be deemed a beneficial owner of 51% of MASBC. Mr. Chau owns 90% of Suma Ventures’ capital stock, and Mr. Hoey owns 10% of Suma Ventures’ capital stock. Mr. Chau and Mr. Hoey may be deemed to beneficially own the Viador common stock owned by MASBC, although they each disclaim beneficial ownership of these shares. Mr. Zihan Wang and Mr. Stan Wang have each committed to purchase shares of MASBC’s common stock before the Merger is completed and will then own 10% and 1%, respectively, of MASBC’s common stock. With Mr. Zihan Wang’s and Mr. Stan Wang’s committed sale of Viador common stock to MASBC, MASBC may be deemed to beneficially own the Viador common stock owned by Mr. Zihan Wang and Mr. Stan Wang, although it disclaims beneficial ownership of these shares, and Mr. Zihan Wang and Mr. Stan Wang may each be deemed to own 10% and 1%, respectively, of MASBC. Mr. Song will be a member of the Board of Directors of MASBC.

Upon completion of the Merger, each issued and outstanding share of Viador’s common stock, par value $0.001 per share (the “Common Stock”), other than shares of Common Stock held or beneficially owned by MASBC, affiliates of MASBC, including Mr. Stan Wang and Mr. Zihan Wang, and Mr. Yeung, will be converted into the right to receive $0.075. Notwithstanding the foregoing, shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law. Upon completion of the Merger, MASBC will own all the shares of Viador’s post-Merger common stock.

Concurrently with the filing of this Amendment No. 2 to the Schedule 13E-3, Viador is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to the special meeting of stockholders of Viador at which the stockholders of Viador will consider and vote upon a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 2 to the Schedule 13E-3 have the meanings given to them in the Proxy Statement. The information contained in this Amendment No. 2 to the Schedule 13E-3 and/or the Proxy Statement concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

ITEM 1.    SUMMARY TERM SHEET.

The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    Viador Inc., 977 Benecia Avenue, Sunnyvale, CA 94085, (408) 735-5956. Viador is the issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction.

(b)    Securities.    The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the Common Stock. As of October 1, 2002, there were 33,647,727 shares of Common Stock issued and outstanding.

(c)    Trading Market and Price.    The information contained in the section of the Proxy Statement entitled “Information About Viador—Comparative Market Price Data” is incorporated herein by reference.

(d)    Dividends.    The information contained in the section of the Proxy Statement entitled “Information About Viador- Dividends” is incorporated herein by reference.

(e)    Prior Public Offerings.    The information contained in the sections of the Proxy Statement entitled “Information About Viador—Description of the Business of Viador—Our Corporate History” and “Information About Viador—Management’s Discussion and Analysis of Financial Condition and Results of Operation —Liquidity and Capital Resources” is incorporated herein by reference.

(f)    Prior Stock Purchases.    The information contained in the sections of the Proxy Statement entitled “Special Factors—Background of Merger—MASBC’s Formation,” “Special Factors—Background of Merger—Discussions Leading to Merger Agreement,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers” and “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors” is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Companies,” “Summary Term Sheet – The Merger – Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Background of Merger—MASBC’s Formation,” Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers,” “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors,” “Other Matters—Securitiy Ownership of Certain Beneficial Owners and Management” and “Other Matters—Directors and Officers of Viador and MASBC” is incorporated herein by reference.

None of the persons specified in, or incorporated by reference into, this Item 3 have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise disclosed in the Proxy Statement or in this Item 3, each of the persons specified in, or incorporated by reference into, this Item 3 is a United States citizen.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    Material Terms.

(a)(1)    Not applicable.

(a)(2)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Special Meeting,” “Summary Term Sheet—The Merger,” “Introduction—Voting Rights; Vote Required for Approval,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Recommendations of Our Board of Directors,” “Special Factors—Viador’s Position as to the Merger,” “Special Factors—The MASBC Filing Persons’ Position as to the Merger,” “Special Factors—Viador’s Reasons for the Merger,” “Special Factors—The MASBC Filing Persons’ Reasons for the Merger,” “Special Factors—Purpose and Structure of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers,” “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors,” “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders,” “The Merger—Accounting Treatment,” “The Merger—The Merger Agreement –Consideration to be Received by Our Stockholders” and “The Merger—The Merger Agreement—Stock Options” is incorporated herein by reference.

(c)    Different Terms.    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger—Effects of the Merger,” “Summary Term Sheet—The Merger—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger—Effects of the Merger,” “Special Factors—Merger—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers,” “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors,” “The Merger—The Merger Agreement—Consideration to be Received by Our Stockholders” and “The Merger—The Merger Agreement—Stock Options” is incorporated herein by reference.

(d)    Appraisal Rights.    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger Agreement—Appraisal Rights,” “The Merger—Appraisal Rights” and in Appendix C to the Proxy Statement is incorporated herein by reference.

(e)    Provisions for Unaffiliated Stockholders.    The information contained in the section of the Proxy Statement entitled “Other Matters—Available Information” is incorporated herein by reference.

(f)    Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(c)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers,” “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors” and “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

(e)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador,” “Special Factors—Merger Agreement—Relationships Among MASBC and Our Directors and Officers,” “Special Factors—Merger Agreement—Relationships Among Viador and Our Officers and Directors” and “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Effects of the Merger,” “Special Factors—Merger Agreement—Purpose and Structure of the Merger,” “Special Factors—Merger Agreement—Effects of the Merger,” “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Reasons for the Merger,” “Special Factors—Merger Agreement—Viador’s Reasons for the Merger,” “The Merger—The Merger Agreement—Consideration to be Received by Our Stockholders” and “The Merger—The Merger Agreement—Stock Options” is incorporated herein by reference.

(c)(1)-(8)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Effects of the Merger,” “Introduction—Proposal to be Considered at the Special Meeting,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Effects of the Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador” and “The Merger—Directors and Officers of New Viador” is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Purpose of the Merger,” “Special Factors—Background of Merger,” “Special Factors—Viador’s Position as to the Merger,” “Special Factors—Merger Agreement—Viador’s Reasons for the Merger,” “Special Factors—Merger Agreement—Recommendations of Our Board of Directors,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Position as to the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Reasons for the Merger,” and “Special Factors—Merger Agreement—Purpose and Structure of the Merger” is incorporated herein by reference.

(d)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger—Effects of the Merger,” “Summary Term Sheet—The Merger—Interests of Our Directors and Executive Officers in the Merger,” “Summary Term Sheet—The Merger Agreement—Material U.S. Federal Tax Consequences,” “Special Factors—Merger Agreement—Effects of the Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders,” “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates,” “The Merger—Consideration to be Received by Our Stockholders,” “The Merger—Directors and Officers of New Viador” and “The Merger—Stock Options” is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

(a)-(b)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger—Recommendations of Our Board of Directors,” “Summary Term Sheet—The Merger—Viador’s Position as to Fairness of the Merger,” “Summary Term Sheet—The Merger—The MASBC Filing Persons’ Position as to Fairness of the Merger,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Viador’s Position as to the Merger,”and “Special Factors—Merger Agreement—The MASBC Filing Persons’ Position as to the Merger” is incorporated herein by reference.

(c)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Special Meeting—Vote Required for Approval” and “Introduction —Voting Rights; Vote Required for Approval” is incorporated herein by reference.

(d)    The information contained in the sections of the Proxy Statement entitled “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Recommendations of Our Board of Directors,” “Special Factors—Merger Agreement—Viador’s Position as to the Merger,” and “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

(e)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger—Recommendations of Our Board of Directors,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Recommendations of the Our Board of Directors” and “Special Factors—Merger Agreement—Viador’s Position as to the Merger” is incorporated herein by reference.

(f)    Not applicable.

ITEM 9.    REPORTS, OPINIONS APPRAISALS AND NEGOTIATIONS

(a)-(b)    The information contained in the sections of the Proxy Statement entitled “Special Factors—Background of Merger,” and “Special Factors—Merger Agreement—Recommendations of Our Board of Directors” is incorporated herein by reference.

(c)    The information contained in the sections of the Proxy Statement entitled “Other Matters—Available Information” is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

(a)-(c)    The information contained in the section of the Proxy Statement entitled “Summary Term Sheet—The Merger Agreement—Financing of the Merger” and “The Merger—Financing of the Merger; Fees and Expenses of the Merger” is incorporated herein by reference.

(d)    Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet—The Merger—Interests of Our Directors and Executive Officers in the Merger,” “Introduction—Voting Rights; Vote Required for Approval,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Relationships Among MASBC, Heungyeung Yeung and Viador” and “Other Matters—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)    The information contained in the sections of the Proxy Statement entitled “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in The Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador” and “Special Factors—Relationships Among MASBC and Our Directors and Officers” is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(d)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Introduction—Voting Rights; Vote Required for Approval,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Recommendations of Our Board of Directors,” “Special Factors—Merger Agreement—Viador’s Position as to the Merger,” “Special Factors—Merger Agreement—Viador’s Reasons for the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Position as to the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Reasons for the Merger” and “The Merger—Representations, Warranties and Covenants of MASBC and MASBC Acquisition Corporation” is incorporated herein by reference.

(e)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Summary Term Sheet—The Merger—Recommendations of Our Board of Directors,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Recommendations of Our Board of Directors,” “Special Factors—Merger Agreement—Viador’s Position as to the Merger,” “Special Factors—Merger Agreement—Viador’s Reasons for the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Position as to the Merger” and “Special Factors—Merger Agreement—The MASBC Filing Persons’ Reasons for the Merger” is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS

(a)    The information contained in the sections of the Proxy Statement entitled “Information About Viador—Description of the Business of Viador—Selected Financial Data,” “Information About Viador—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information About Viador—Financial Statements and Supplementary Financial Information,” “Other Matters—Available Information” and the financial statements contained in the Proxy Statement beginning at page F-1 are incorporated herein by reference.

(b)    Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information contained in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting,” “Introduction—Solicitation of Proxies; Expenses of Solicitation,” “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Viador’s Position as to the Merger,” “Special Factors—Merger Agreement—Viador’s Reasons for the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Position as to the Merger,” “Special Factors—Merger Agreement—The MASBC Filing Persons’ Reasons for the Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger,” and “The Merger—Financing of the Merger; Fees and Expenses of the Merger” is incorporated herein by reference.

(b)    The information contained in the sections of the Proxy Statement entitled “Special Factors—Background of Merger,” “Special Factors—Merger Agreement—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Merger Agreement—Relationships Among MASBC, Heungyeung Yeung and Viador” and “Special Factors—Relationships Among MASBC and Our Directors and Officers” is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

(b)    The information contained in the section of the Proxy Statement entitled “Information About Viador—Description of the Business of Viador —Legal Proceedings” is incorporated herein by reference.

ITEM 16.    EXHIBITS.

(a	)(1)	Definitive Proxy Statement of Viador filed with the Securities and Exchange Commission on February 12, 2003 and incorporated herein by reference.

(a	)(2)	Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of September 26, 2002, by among Viador, MASBC and Merger Sub (included as Appendix A to the Proxy Statement and incorporated herein by reference).

(d	)(2)

Investment Agreement dated September 26, 2002 by and among MASBC, Suma Ventures, LLC, Heungyeung Yeung, Zihan Wang and Stan X. Wang (incorporated herein by reference to the Preliminary Proxy Statement of Viador filed with the Securities and Exchange Commission on October 30, 2002).

(d	)(3)

Stock Purchase Agreement by and among Viador and Messrs. Heungyeung Yeung, Zhihan Wang, and Magison Investment Ltd., dated August 13, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(4)

Form of Warrant issued in connection with Stock Purchase Agreement by and among Viador, and Messrs. Heungyeung Yeung, Zhihan Wang, and Magison Investment Ltd., dated August 12, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

Schedule of Issued Warrants in Equity Financing

a. Warrant to Mr. Heungyeung Yeung

b. Warrant to Mr. Zhihan Wang

c. Warrant to Magison Investment Ltd.

(d	)(5)	Convertible Note and Warrant Purchase Agreement by and between Viador and Heungyeung Yeung dated March 18, 2002 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(6)

Form of Convertible Promissory Note Issued to Mr. Yeung in connection with Convertible Note and Warrant Purchase Agreement by and between Viador and Mr. Yeung dated March 18, 2002 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(7)

Form of Convertible Promissory Note issuable to Mr. Yeung in connection with Convertible Promissory Note and Warrant Purchase Agreement by and between Viador and Mr. Yeung, dated March 18, 2002 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(8)

Form of Warrant issued to Mr. Yeung in connection with Convertible Promissory Note and Warrant Purchase Agreement by and between Viador and Mr. Yeung, dated March 18, 2002 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(9)

Form of Warrant issued to Mr. Yeung in connection with Convertible Promissory Note and Warrant Purchase Agreement by and between Viador and Mr. Yeung, dated March 18, 2002 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(10)

Convertible Note and Warrant Purchase Agreement by and among Viador and Messrs. Dick Warmington, Zhihan Wang and Kin Lui, dated July 6, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(11)

Form of Convertible Promissory Note issued in connection with Convertible Note and Warrant Purchase Agreement by and among Viador and Messrs. Dick Warmington, Zhihan Wang and Kin Lui, dated July 6, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

Schedule of Convertible Promissory Notes Issued:

(a) Convertible Promissory Note for $300,000 issued to Mr. Zhihan Wang;

(b) Convertible Promissory Note for $100,000 issued to Mr. Dick Warmington;

(c) Convertible Promissory Note for $100,000 issued to Mr. Kin Lui.

(d	)(12)

Form of Warrant issued in connection with Convertible Note and Warrant Purchase Agreement by and among Viador and Messrs. Dick Warmington, Zhihan Wang and Kin Lui, dated July 6, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

Schedule of Warrants Issued:

(a) Warrant for $750,000 issued to Mr. Zhihan Wang;

(b) Warrant for $250,000 issued to Mr. Dick Warmington;

(c) Warrant for $250,000 issued to Mr. Kin Lui.

(d	)(13)

Convertible Promissory Note issued to Mr. Dick Warmington in connection with Convertible Note and Warrant Purchase Agreement by and among Viador and Mssrs. Dick Warmington, Zhihan Wang and Kin Lui, dated July 6, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(d	)(14)

Warrant issued to Mr. Dick Warmington in connection with Convertible Note and Warrant Purchase Agreement by and among Viador and Messrs Dick Warmington, Zhihan Wang and Kin Lui, dated July 6, 2001 (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(e	)(8)	Form of 1999 Stock Incentive Plan (incorporated by reference to Viador’s Form 10-K for the year ended December 31, 2001).

(f	)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g	)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 10, 2003

VIADOR INC.

By:	/s/ STAN X. WANG
Stan X. Wang Chief Executive Officer

MASBC, INC.

By:	/s/ HANLEY HOEY
Hanley Hoey Treasurer and Secretary

MASBC ACQUISITION CORPORATION

By:	/s/ HANLEY HOEY
Hanley Hoey Treasurer and Secretary

HEUNGYEUNG YEUNG

By:	/s/ HEUNGYEUNG YEUNG
Heungyeung Yeung

SANDY CHAU

By:	/s/ SANDY CHAU
Sandy Chau

HANLEY HOEY

By:	/s/ HANLEY HOEY
Hanley Hoey

ZIHAN WANG

By:	/s/ ZIHAN WANG
Zihan Wang

STAN X. WANG

By:	/s/ STAN X. WANG
Stan X. Wang

JUN SONG

By:	/s/ JUN SONG
Jun Song